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

                                 Jenkens & Gilchrist Parker Chapin LLP

                                          THE CHRYSLER BUILDING                     AUSTIN, TEXAS
                                           405 LEXINGTON AVENUE                    (512) 499-3800
                                         NEW YORK, NEW YORK 10174
                                                                                  CHICAGO, ILLINOIS
                                                                                   (312) 425-3900

                                              (212) 704-6000                       DALLAS, TEXAS
                                         FACSIMILE (212) 704-6288                  (214) 855-4500

                                                                                  HOUSTON, TEXAS
Martin Eric Weisberg                         www.jenkens.com                      (713) 951-3300
  (212) 704-6050
mweisberg@jenkens.com                                                          LOS ANGELES, CALIFORNIA
                                                                                   (310) 820-8800

                                                                                  SAN ANTONIO, TEXAS
                                                                                   (210) 246-5000

                                                                                  WASHINGTON, D.C.
                                                                                   (202) 326-1500

                                             March 16, 2005
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VIA EDGAR CORRESPONDENCE AND FACSIMILE
--------------------------------------

Mark P. Shuman, Esq.
Branch Chief - Legal
Securities and Exchange Commission
Division of Corporate Finance

Mail Stop 4-6
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:      Ramp Corporation
                           Definitive Proxy Statement filed on
                           Tuesday, March 15, 2005, File No. 0-15805
                           ------------------------------------------

Dear Mr. Shuman:

         In response to Staff comments to the Revised Preliminary Proxy Statement (the "Revised Preliminary Proxy Statement") of Ramp Corporation (the "Company"), filed with the Commission via EDGAR on Tuesday, March 8, 2005, we hereby supplement our response to oral comments received by the Staff on Monday, March 14, 2005. The numbered paragraphs in this letter correspond to the consecutively numbered paragraphs in the comment letter.

Proposal 3: Convertible Debentures, Common Stock Purchase Warrants and
----------------------------------------------------------------------
Additional Investment Rights
----------------------------

3. As requested by the Staff, the Company has amended the disclosure in Proposal 3 of the Revised Preliminary Proxy Statement and, as discussed with the Staff, filed a Definitive Proxy Statement with the Commission to amend the disclosure regarding the Company's determination not to seek stockholder approval of the Equity Line Financing via EDGAR on March 15, 2005 (the "Definitive Proxy Statement").


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Mark P. Shuman, Esq.
Branch Chief - Legal
Securities and Exchange Commission
March 16, 2005


Conclusion


         In connection with the Company's filing of the Definitive Proxy Statement, the Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Definitive Proxy Statement, (ii) Staff comments to the Definitive Proxy Statement or changes to disclosure to the Definitive Proxy Statement in response to Staff comments, do not foreclose the Commission from taking any action with respect to the Definitive Proxy Statement, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please feel free to call me at (212) 704-6050 or my colleague,  Stephen
G. Cordaro at (212) 704-6073 if you have any questions or if you require further information.

                                                     Very truly yours,


                                                     /s/Martin Eric Weisberg
                                                     -----------------------
                                                     Martin Eric Weisberg

cc:  Ms. Maryse Mills-Apenteng
     Mr. Andrew Brown
     Stephen G. Cordaro, Esq.